THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO

RULE 901 9(d) OF REGULATION S-T

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

AGILYSYS INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

723877106

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

[X ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[ ]

Rule 13d-1(d)

CUSIP No. 723877106

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Wachovia Corporation

56-0898180

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.

SEC Use Only

4.

Citizenship or Place of Organization

North Carolina

Number of Shares Beneficially Owned by Each Reporting

Person With

5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions)

Not Applicable.

11.

Percent of Class Represented by Amount in Row (9)

0%

12.

Type of Reporting Person (See Instructions)

Parent Holding Company (HC)

Item 1.

(a)Name of Issuer

AGILYSYS INC

(b) Address of Issuer's Principal Executive Offices

4800 E 131st Street

Cleveland, OH 44105

Item 2.

(a) Name of Person Filing

Wachovia Corporation

(b) Address of Principal Business Office or, if none, Residence

One First Union Center

Charlotte, North Carolina 28288-0137

(c) Citizenship

North Carolina

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

337358105

Item 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or

c), check whether the person filing is a:

(g)[X ] A parent holding company or control person in accordance with

240.13d-1(b)(1)(ii)(G);

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 0.

(b)

Percent of class: 0%.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote 0.

(ii)

Shared power to vote or to direct the vote 0.

(iii)

Sole power to dispose or to direct the disposition of 0.

(iv)

Shared power to dispose or to direct the disposition of 0.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

[X ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Wachovia Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3(g).

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/28/2004

Date

Signature

Karen F. Knudtsen, Vice President & Trust Officer

Name/Title